UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on February 20, 2014: Euroseas Ltd. Reports Results for the Year and Quarter Ended December 31, 2013 and Announces Acquisition of Panamax Drybulk Vessel.

Exhibit 1

Euroseas Ltd. Reports Results for the Year and Quarter Ended December 31, 2013 and Announces Acquisition of Panamax Drybulk Vessel

Maroussi, Athens, Greece – February 20, 2014 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the three month period and full year ended December 31, 2013.

Fourth Quarter 2013 Highlights:

•

Net loss of $86.1 million or $1.89 loss per share basic and diluted on total net revenues of $9.7 million. The results include a $78.2 million impairment loss, or $1.71 loss per share basic and diluted. Adjusted net loss1 for the period would have been $7.8 million or $0.17 loss per share basic and diluted.

•

Adjusted EBITDA1was ($0.1) million.

•

An average of 14.00 vessels were owned and operated during the fourth quarter of 2013 earning an average time charter equivalent rate of $7,923 per day.

•

Effective October 1, 2013, the Company changed its estimate of the useful life of its containerships to 25 years from 30 years. The effect of this change of estimates added $3.4 million to the Company’s depreciation expenses during the fourth quarter of 2013, or, $0.08 loss per share, basic and diluted. In addition, as of December 31, 2013, the Company determined that the book values of nine of its containerships were not recoverable and, thus, a non-cash impairment loss of $78.2 million, or $1.71 loss per share basic and diluted, was recorded. The Company believes that the book values of its ships, following the impairment charge, provide a better estimation of the current values of its vessels. Taken together, the above two factors increased the Company’s loss for the fourth quarter by $1.79 per share, basic and diluted.  The Company’s loss per share, with a depreciation similar to the one taken in the third quarter and excluding the impairment loss, would have been $0.10 per share, basic and diluted.

Full year 2013 Highlights:

•

Net loss of $103.4 million, or, $2.28 net loss per share basic and diluted on total net revenues of $39.2 million.  The full year results include a $78.2 million impairment loss, or, $1.72 loss per share basic and diluted.  Adjusted net loss1 for the period would have been $23.1 million or $0.51 net loss per share basic and diluted.

•

Adjusted EBITDA1 was $(1.7) million.

____________________________________

1  Adjusted EBITDA, Adjusted net loss and Adjusted loss per  share  are not recognized measurements under GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

•

An average of 14.56 vessels were owned and operated during the twelve months of 2013 earning an average time charter equivalent rate of $7,945 per day.

Recent Developments:

•

In February 2014, the Company signed a memorandum of agreement to acquire a 76,000 dwt panamax drybulk vessel built in 2004, in Japan.

•

In January 2014, the Company raised approximately $29 million of net proceeds by selling 30,700 shares of its Series B Convertible Preferred stock

•

In November 2013, the Company ordered two ultramax drybulk vessel newbuildings with deliveries in late 2015 and early 2016 at a Chinese shipyard.

Aristides Pittas, Chairman and CEO of Euroseas commented: “Containership rates improved marginally during the fourth quarter of 2013 but overall were very depressed in 2013 due to weak demand and significant supply. Drybulk rates exhibited increased volatility since late summer of 2013 reaching for short periods very satisfying rate levels. While our containerships roughly earned their operating costs and mortgage interest, a couple of drybulk vessel charters that we renewed were at higher levels. Looking forward, we remain cautiously optimistic for both sectors expecting rates to increase a bit in 2014 due to marginally improving demand/supply balance.

As a result of our near term outlook of both markets, we believe that 2014 would be a good time to invest in drybulk vessels, mainly, but also containerships, expanding and renewing our fleet. To that effect, we placed an order in November 2013 for two ultramax newbuildings with delivery at the end of 2015 and beginning of 2016, and earlier this week we agreed to acquire a panamax bulker built in 2004, in Japan. We continuously evaluate acquisition opportunities with the objective to invest in additional drybulk vessels, secondhand and/or additional newbuildings, or containerships. At the same time, within 2014 we raised approximately $29 million of net proceeds by issuing convertible preferred stock and welcoming as shareholder one institution with commitment to shipping who is supportive of our strategy.

Our Board believes that 2014 will be a turning point for Euroseas both in terms of its fleet growth and renewal and its determined efforts in the capital markets to raise funds to further capitalize on the market opportunities.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The operating results of the fourth quarter of 2013 reflect the continuing depressed state of the containership market which influenced the charter rates earned by our containership vessels. Additionally, increased operating expenses as compared to the fourth quarter of 2012 influenced our results.

Total daily vessel operating expenses, including management fees, general and administrative expenses, but excluding drydocking costs, increased approximately 10.3% during the fourth quarter of 2013 compared to the same quarter of last year while for the full year 2013 the increase was approximately 4.8% over 2012. The composition of our fleet during the compared periods is partly a contributing factor to the percent increase in the operating expenses as during 2013 we sold two vessels with streamlined operating expenses as result of our long period of ownership of them and we bought one which – as any addition to our fleet – initially requires higher expenses.  As always, we want to emphasize that cost control remains a key component of our strategy, especially at depressed markets like at present.

As of December 31, 2013, our outstanding debt was $45.6 million versus restricted and unrestricted cash of approximately $19.3 million. Our scheduled debt repayments over the next 12 months amounted to about $12.9 million which includes approximately $4.6 million of a balloon repayment which we are considering refinancing. Since the end of the year, we have drawn an additional loan of $8 million against four early 1990’s built unencumbered vessels maturing in three years. We were in compliance with all our debt covenants as of December 31, 2013.”

Fourth Quarter 2013 Results:

For the fourth quarter of 2013, the Company reported total net revenues of $9.7 million representing a 22% decrease over total net revenues of $12.4 million during the fourth quarter of 2012. The Company reported a net loss for the period of $86.1 million as compared to net loss of $2.0 million for the fourth quarter of 2012. The results for the fourth quarter of 2013 include a $0.1 million net unrealized gain on derivatives, a $78.2 million impairment loss on vessels (or $1.71 loss per share, basic and diluted) and a $0.2 million net realized loss on derivatives as compared to $0.4 million net unrealized gain on derivatives and a $0.4 million net realized loss on derivatives for the same period of 2012.

Effective October 1, 2013, the Company changed its estimate for the useful life of its containerships to 25 years from 30 years based on certain industry developments. The effect of this change of estimate on the depreciation of the Company’s vessels added an expense of $3.4 million or $0.08 loss per share, basic and diluted. Depreciation for the fourth quarter of 2013 (including the effect of the change of estimate on the depreciation) was $7.4 million as compared to a $4.0 million, if the estimated useful life of the Company’s vessels remained unchanged and as compared to the $4.3 million of the same period of 2012. On average, 14.00 vessels were owned and operated during the fourth quarter of 2013 earning an average time charter equivalent rate of $7,923 per day compared to 15.00 vessels in the same period of 2012 earning an average time charter equivalent rate of $9,510 per day.

Furthermore, as a result of the reduced useful life of its containerships, the Company determined that the book values of nine of its container-carriers were not recoverable as of December 31, 2013 and, thus, a non-cash impairment loss of $78.2 million (or $1.71 loss per share, basic and diluted) was recorded. The Company believes that the book values of its ships, following the impairment, provide a better estimation of the current values of its assets consistent with market conditions.

Adjusted EBITDA for the fourth quarter of 2013 was ($0.1) million decreasing from the $2.5 million achieved during the fourth quarter of 2012. Basic and diluted loss per share for the fourth quarter of 2013 was $1.89, calculated on 45,617,130 basic and diluted weighted average number of shares outstanding, compared to $0.04 losses per share for the fourth quarter of 2012, calculated on 45,265,155 basic and diluted weighted average number of shares outstanding, respectively.

Excluding the effect on the loss for the quarter ended December 31, 2013 of the unrealized gain, the realized loss on derivatives and the impairment loss on vessels, the adjusted loss per share for the quarter would have been $0.17 per share, basic and diluted (and excluding the increase in depreciation $0.10 per share, basic and diluted) compared to a loss of $0.04 per share for the quarter ended December 31, 2012. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Full Year 2013 Results:

For the full year of 2013, the Company reported total net revenues of $39.2 million representing a 25.4% decrease over total net revenues of $52.5 million during the twelve months of 2012. The Company reported net loss for the period of $103.4 million as compared to net loss of $13.2 million for the twelve months of 2012. The results for the twelve months of 2013 include a $1.4 million net unrealized gain on derivatives, a $1.6 million net realized loss on derivatives, a $78.2 million impairment loss (or $1.72 loss per share, basic and diluted) and a $1.9 million net loss on sale of vessels, as compared to a  $1.1 million net unrealized gain on derivatives and trading securities, a $1.7 million net realized loss on derivatives and $8.6 million loss on sale of a vessel for the same period of 2012.

Depreciation expense for 2013 was $20.0 million compared to $17.4 million during the same period of 2012.  On average, 14.56 vessels were owned and operated during the twelve months of 2013 earning an average time charter equivalent rate of $7,945 per day compared to 15.21 vessels in the same period of 2012 earning an average time charter equivalent rate of $10,155 per day.

Adjusted EBITDA for 2013 was $(1.7) million decreasing from the $14.9 million achieved during the twelve months of 2012. Basic and diluted net loss per share for the twelve months of 2013 was $2.28, calculated on 45,442,841 basic and diluted weighted average number of shares outstanding, compared to a loss per share of $0.34, calculated on 38,950,100 basic and diluted weighted average number of shares outstanding, respectively.

Excluding the effect on the losses for 2013 of the net unrealized gain on derivatives, realized loss on derivatives, the net loss on sale of vessels and impairment loss, the adjusted loss per share for the year ended December 31, 2013 would have been $0.51 per share basic and diluted compared to losses of $0.10 per share for the year ended December 31, 2012. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile, as of February the 20th is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
PANTELIS	Panamax	74,020		2000	TC ‘til Apr-14	$12,500
ELENI P	Panamax	72,119		1997	TC ‘til Oct-14	Hire 97% of Average BPI 4TC
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til May-14	$7,500
MONICA P	Handymax	46,667		1998	TC 'til Sep-14	$7,500
Hull Number DY 160	Ultramax	63,500		2015	N/A
Hull Number DY 161	Ultramax	63,500		2016	N/A
Total Dry Bulk Vessels	6	389,074
Container Carriers
EVRIDIKI G (ex-MAERSK NOUMEA)	Intermediate	34,677	2,556	2001	TC ‘til April-14	$8,000
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC till June-14 +6 months in Charterers Option	$6,800 $9,500
AGGELIKI P	Intermediate	30,360	2,008	1998	TC ‘til Sep-14	$6,950
DESPINA P	Handy size	33,667	1,932	1990	TC ‘til Sep-14	$6,950
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	TC 'til Mar-14 +12 months in Charterers Option	$6,500 $11,500
MARINOS (ex-YM PORT KELANG, ex-MASTRO NICOS, ex- YM XINGANG I)	Handy size	23,596	1,599	1993	TC ‘till Apr -14	$7,150
JOANNA	Handy size	22,301	1,732	1999	TC ‘till April - 14	$7,500
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘til May-14	$7,200
NINOS	Feeder	18,253	1,169	1990	TC ‘til Oct-14	$8,200
KUO HSIUNG	Feeder	18,154	1,169	1993	TC till Mar-14 + 12 months in Charterers Option	$7,700 $11,500
Total Container Carriers	10	262,988	17,587
Fleet Grand Total	16	652,062	17,587

Summary Fleet Data:

	3 months, ended December 31, 2012	3 months, ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2013
FLEET DATA
Average number of vessels (1)	15.00	14.00	15.21	14.56
Calendar days for fleet (2)	1,380.0	1,288.0	5,566.0	5,313.0
Scheduled off-hire days incl. laid-up (3)	28.8	0.8	44.9	127.6
Available days for fleet (4) = (2) - (3)	1,351.2	1287.2	5,521.1	5,185.4
Commercial off-hire days (5)	2.6	0.6	208.4	167.8
Operational off-hire days (6)	11.8	15.4	33.1	56.7
Voyage days for fleet (7) = (4) - (5) - (6)	1,336.8	1271.2	5,279.7	4,960.8
Fleet utilization (8) = (7) / (4)	98.9%	98.8%	95.6%	95.7%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	99.8%	100.0%	96.2%	96.8%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.1%	98.8%	99.4%	98.9%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	9,510	7,923	10,155	7,945
Vessel operating expenses excl. drydocking expenses (12)	5,381	5,934	5,401	5,665
General and administrative expenses (13)	654	689	658	639
Total vessel operating expenses (14)	6,035	6,623	6,058	6,304
Drydocking expenses (15)	611	299	290	718

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. The Company defines calendar days as the total number of days in a period during which each vessel in the Company’s fleet was in its possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of its fleet over a period and affect both the amount of revenues and the amount of expenses that the Company records during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. The Company uses available days to measure the number of days in a period during which vessels were available to generate revenues.

(4) Available days. The Company defines available days as the total number of days in a period during which each vessel in the Company’s fleet was in its possession net of scheduled off-hire days including days of vessels laid-up.

(5) Commercial off-hire days. The Company defines commercial off-hire days as days waiting to find employment.

(6) Operational off-hire days. The Company defines operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. The Company defines voyage days as the total number of days in a period during which each vessel in the Company’s fleet was in its possession net of commercial and operational off-hire days. The Company uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

(8) Fleet utilization. The Company calculates fleet utilization by dividing the number of the Company’s voyage days during a period by the number of its available days during that period. The Company uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. The Company calculates commercial fleet utilization by dividing the Company’s available days net of commercial off-hire days during a period by its available days during that period.

(10) Fleet utilization, operational. The Company calculates operational fleet utilization by dividing the Company’s available days net of operational off-hire days during a period by its available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. The Company’s method of calculating TCE is determined by dividing Voyage revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of the Company’s total expenses associated with operating its vessels. TVOE is the sum of vessel operating expenses excluding drydocking expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period.

Conference Call and Webcast:

Tomorrow, Friday, February 21, 2014 at 9:00 a.m. EST, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (international standard dial in). Please quote “Euroseas”.

A replay of the conference call will be available until February 28, 2014. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 6973591#.

Audio webcast – Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr).  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.  A slide presentation on the Fourth Quarter and Full Year 2013 results in PDF format will also be available 10 minutes prior to the conference call and webcast accessible on the company’s website (www.euroseas.gr) on the webcast page.  Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except share amounts)

	Three Months Ended December 31,	Three Months Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2012	2013	2012	2013

Revenues
Voyage revenue	12,942,762	10,126,346	54,921,697	40,850,051
Related party revenue	60,000	60,000	240,000	240,000
Commissions	(607,993)	(513,207)	(2,673,703)	(1,936,381)
Net revenues	12,394,769	9,673,139	52,487,994	39,153,670

Operating expenses
Voyage expenses	228,879	151,845	1,329,668	1,537,898
Vessel operating expenses	6,183,195	6,436,706	25,075,139	25,191,250
Drydocking expenses	845,777	385,048	1,616,425	3,816,699
Depreciation	4,283,094	7,433,670	17,385,608	19,983,772
Management fees	1,242,360	1,206,258	4,984,098	4,891,024
Other general and administrative expenses	902,232	1,037,113	3,661,426	3,542,619
Net loss on sale of vessels	-	-	8,568,234	1,935,019
Impairment loss	-	78,207,462	-	78,207,462
Other income	-	-	(254,604)	-
Total operating expenses	13,685,537	94,858,102	62,365,994	139,105,743

Operating loss	(1,290,768)	(85,184,963)	(9,878,000)	(99,952,073)

Other income/(expenses)
Interest and finance cost	(473,124)	(426,247)	(1,977,226)	(1,845,776)
Loss on derivatives, net	(1,262)	(68,990)	(637,403)	(177,132)
Gain on trading securities	-	-	20,373	-
Foreign exchange (loss) / gain	(2,058)	(12,742)	8,321	(10,143)
Other income	-	196,196	-	196,196
Interest income	192,490	76,611	484,886	387,292
Other expenses, net	(283,954)	(235,172)	(2,101,049)	(1,449,563)
Equity loss in joint venture	(443,281)	(695,167)	(1,219,692)	(2,023,191)
Net loss	(2,018,003)	(86,115,302)	(13,198,741)	(103,424,827)
Loss, per share, basic and diluted	(0.04)	(1.89)	(0.34)	(2.28)
Weighted average number of shares, basic and diluted	45,265,155	45,617,130	38,950,100	45,442,841

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except share amounts)

	December 31, 2012	December 31, 2013

ASSETS
Current Assets:
Cash and cash equivalents	33,374,960	11,400,237
Trade accounts receivable	1,425,171	1,879,151
Other receivables, net	2,310,111	1,440,833
Inventories	1,812,636	1,474,114
Due from related party	4,948,443	-
Restricted cash	926,011	462,415
Prepaid expenses	273,080	295,248
Total current assets	45,070,412	16,951,998

Fixed assets:
Vessels, net	206,934,746	105,463,737
Advances for vessels under construction	-	50,122
Long-term assets:
Restricted cash	9,000,000	7,400,000
Deferred charges, net	318,578	172,753
Deferred assets	-	165,678
Other invetsments	-	5,196,196
Investment in joint venture	16,989,061	21,215,870
Total long-term assets	233,242,385	139,664,356
Total assets	278,312,797	156,616,354

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	15,937,000	12,862,000
Trade accounts payable	2,438,716	2,336,952
Accrued expenses	1,143,626	1,002,445
Accrued dividends	36,424	13,050
Deferred revenue	1,093,317	996,599
Due to related company	-	903,478
Derivatives	1,718,438	697,889
Total current liabilities	22,367,521	18,812,413

Long-term liabilities:
Long term debt, net of current portion	45,644,000	32,782,000
Derivatives	675,130	319,859
Total long-term liabilities	46,319,130	33,101,859
Total liabilities	68,686,651	51,914,272

Shareholders' equity:

    Common stock (par value $0.03, 200,000,000 shares authorized, 45,319,605 and 45,723,255, respectively, issued and outstanding)

    Preferred shares (par value $0.01, 20,000,000     shares authorized, no shares issued and outstanding)

	1,359,588 -	1,371,698 -
Additional paid-in capital	251,758,459	252,314,683
Accumulated deficit	(43,491,901)	(148,984,299)
Total shareholders' equity	209,626,146	104,702,082
Total liabilities and shareholders' equity	278,312,797	156,616,354

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Year Ended December 31,	Year Ended December 31,
	2012	2013

Cash flows from operating activities:
Net loss	(13,198,741)	(103,424,827)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of vessels	17,385,608	19,983,772
Impairment loss	-	78,207,462
Amortization of deferred charges	135,981	145,825
Loss in investment in joint venture	1,219,692	2,023,191
Share-based compensation	671,381	568,334
Loss on sale of vessels	8,568,234	1,935,019
Unrealized gain on derivatives, net	(1,057,929)	(1,375,820)
Gain on trading securities	(20,373)	-
Other income accrued	-	(196,196)
Proceeds from the sale of trading securities	47,846	-
Changes in operating assets and liabilities	(5,238,593)	6,165,129
Net cash provided by operating activities	8,513,106	4,031,889

Cash flows from investing activities:
Proceeds from sale of vessels	4,250,843	7,322,818
Contribution to joint venture	(3,750,000)	(6,250,000)
Purchase of a vessel	-	(5,978,062)
Advances for vessels under construction	-	(37,820)
Other investments	-	(5,000,000)
Change in restricted cash	(4,005,900)	2,063,596
Net cash used in investing activities	(3,505,057)	(7,879,468)

Cash flows from financing activities:
Dividends paid	(4,447,522)	(2,090,944)
Offering expenses paid	(295,733)	(99,200)
Proceeds from shares issued	15,237,303	-
Repayment of long-term debt	(13,332,000)	(15,937,000)
Net cash used in financing activities	(2,837,952)	(18,127,144)

Net increase / (decrease) in cash and cash equivalents	2,170,097	(21,974,723)
Cash and cash equivalents at beginning of year	31,204,863	33,374,960
Cash and cash equivalents at end of year	33,374,960	11,400,237

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net loss and Cash Flow Provided By Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended December 31, 2012	Three Months Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2013
Net loss	(2,018,003)	(86,115,302)	(13,198,741)	(103,424,827)
Interest and finance costs, net (incl. interest income)	280,634	349,636	1,492,340	1,458,484
Depreciation	4,283,094	7,433,670	17,385,608	19,983,772
Net loss on sale of vessels	-	-	8,568,234	1,935,019
Loss on derivatives, net	1,262	68,990	637,403	177,132
Impairment loss	-	78,207,462	-	78,207,462
Adjusted EBITDA	2,546,987	(55,544)	14,884,844	(1,662,958)

	Three Months Ended December 31, 2012	Three Months Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2013
Net cash flow provided by operating activities	2,097,348	1,461,541	8,513,106	4,031,889
Changes in operating assets / liabilities	372,697	(1,462,105)	5,238,593	(6,165,129)
Realized loss on derivatives, net	424,771	217,850	1,695,331	1,552,953
Proceeds from sale of trading securities, gain on trading securities and equity loss in joint venture net	(443,281)	(498,971)	(1,247,165)	(1,826,996)
Share-based compensation	(153,650)	(93,414)	(671,381)	(568,334)
Interest, net	249,102	319,555	1,356,360	1,312,659
Adjusted EBITDA	2,546,987	(55,544)	14,884,844	(1,662,958)

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings / (loss) before interest, income taxes, depreciation, amortization, gain / loss in derivatives, net loss on sale of vessels and impairment loss. Adjusted EBITDA does not represent and should not be considered as an alternative to net income /(loss) or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and the Company’s calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net loss to Adjusted net loss

 (All amounts expressed in U.S. Dollars – except share data and per share amounts)

	Three Months Ended December 31, 2012	Three Months Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2013
Net loss	(2,018,003)	(86,115,302)	(13,198,741)	(103,424,827)
Unrealized gain on derivatives, net	(423,509)	(148,860)	(1,057,929)	(1,375,820)
Realized gain on trading securities	-	-	(20,373)	-
Realized loss on derivatives, net	424,771	217,850	1,695,331	1,552,953
Loss on sale of vessels, net	-	-	8,568,234	1,935,019
Impairment loss	-	78,207,462	-	78,207,462
Adjusted net loss	(2,016,741)	(7,838,850)	(4,013,478)	(23,105,213)
Adjusted loss per share, basic and diluted	(0.04)	(0.17)	(0.10)	(0.51)
Weighted average number of shares, basic and diluted	45,265,155	45,617,130	38,950,100	45,442,841

Adjusted net loss and Adjusted net loss per share Reconciliation:

Euroseas Ltd. considers Adjusted net loss to represent net loss before gain / loss in derivatives, realized gain on trading securities, net loss / (gain) on sale of vessels and impairment loss. Adjusted net loss and Adjusted net loss per share is included herein because the Company believes it assists its management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of gain / loss in derivatives, realized gain on trading securities, net (gain) / loss on sale of vessels and impairment loss, which items may significantly affect results of operations between periods.

Adjusted net loss and Adjusted net loss per share do not represent and should not be considered as an alternative to net loss or loss per share, as determined by U.S. GAAP, The Company's definition of Adjusted net loss and Adjusted net loss per share may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 14 vessels, including 3 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate containership, 5 Handysize containerships, 2 Feeder containerships. Euroseas` 4 drybulk carriers have a total cargo capacity of 262,074 dwt, its 10 containerships have a cargo capacity of 17,587 teu. The Company has also signed a contract for the construction of two Ultramax fuel efficient drybulk carriers. The vessels will have a carrying capacity of 63,500 dwt each and will be built at Yangzhou Dayang Shipbuilding Co., Ltd., member of Sinopacific Shipbuilding Group. Delivery of the vessels is scheduled during the fourth quarter of 2015 and the first quarter of 2016, respectively. Including the two new-building vessels the total cargo capacity of the Company’s drybulk vessels will be 389,074 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit the Company’s website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: February 20, 2014	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer